DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR December 07, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                   FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    230-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    December 06, 2004

3.  Press Release
    -------------

    December 06, 2004

4.  Summary of Material Change
    --------------------------

DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that all major systems of its BioOil plant are completed and that commissioning started at West Lorne on November 25th. Full commissioning will be finalized once the certificate of acceptance by the Ministry of Environment of the Province of Ontario is received and final grid connection (currently pending inspection) is approved. The Company disclosed that key systems have been tested and have operated within design standards. The Company also informed that operator training has taken place.

The BioOil plant will process wood residue from Erie Flooring and Wood Products. The residue will be sized and processed by DynaMotive's patented pyrolysis system. BioOil production is expected to reach 70 tonnes per day once the plant reaches full operational capacity. Char production at full capacity is estimated at 18 tonnes per day.














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5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------
    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
   (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 6th day of December, 2004


                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard Lin"
                                            -------------
                                            Richard Lin
                                            Chairman













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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release - Dec 06, 2004

           DynaMotive Starts Commissioning BioOil Plant at West Lorne
              Pyrolysis Loop Successfully Tested at Design Standards

DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that all major systems of its BioOil plant are completed and that commissioning started at West Lorne on November 25th. Full commissioning will be finalized once the certificate of acceptance by the Ministry of Environment of the Province of Ontario is received and final grid connection (currently pending inspection) is approved. The Company disclosed that key systems have been tested and have operated within design standards. The Company also informed that operator training has taken place.

The BioOil plant will process wood residue from Erie Flooring and Wood Products. The residue will be sized and processed by DynaMotive's patented pyrolysis system. BioOil production is expected to reach 70 tonnes per day once the plant reaches full operational capacity. Char production at full capacity is estimated at 18 tonnes per day.

Main systems and status:
-----------------------

Feed system and feed input silo                  Completed:  Nov. 5

Pyrolysis loop: reactor, cyclones,               Completed:  Nov. 18
BioOil condenser, separator tank,                Successfully tested: Nov. 25
electrostatic precipitator, heat
exchanger and compressor

Charcoal handling system: collector, cooling     Completed:  Nov. 30
and conveyor

BioOil receiving tanks                           Completed:  Nov. 5

Char receiving tanks                             Completed:  Nov. 25

Combustion system:                               Pending Certificate of
                                                 Acceptance

Transmission: 27.6 kV and 11 kV high
voltage power stations erected and
the 600-volt feeders                             Connected:  Nov. 22

Final electrical interconnection                 Pending inspection


The process of commissioning comprises the installation of instrumentation and testing of all subsystems in preparation for BioOil production. The DynaMotive engineering team has completed the initial testing of the pyrolysis loop, charcoal handling system and receiving tanks. The final commissioning will test combustion systems and feed input to the reactor. A major milestone was completed Saturday, December 4, when the Company conducted a "Big Circle" test of systems. All systems operated successfully.

The West Lorne BioOil Cogeneration Project has secured a Cdn $5 million contribution from Sustainable Development Technology Canada (STDC) for its development and demonstration phases, including plant commissioning. STDC is a foundation created by the Government of Canada that operates a $350 million fund to support the development and demonstration of clean technologies that address issues of climate change and air quality. These solutions deliver environmental, economic and health benefits to Canadians. An arms length, not-for-profit corporation, SDTC works with private, financial, academic and public sectors and with the Government of Canada to build a sustainable development technology infrastructure in Canada.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.


For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: investor@DynaMotive.com                 Website: www.DynaMotive.com


Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission